NORANDA ALUMINUM HOLDING CORPORATION
801 Crescent Centre Drive, Suite 600
Franklin, TN 37067

May 8, 2014

VIA EDGAR
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Noranda Aluminum Holding Corporation
Registration Statement on Form S-3
File No. 333-193711

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Noranda Aluminum Holding Corporation (the “Company”) hereby requests acceleration of effectiveness of the Company’s Registration Statement on Form S-3 (File No. 333-193711) so that it will be declared on Friday, May 9, 2014, at 4:00 p.m. (New York City time) or as soon as practicable thereafter.
In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kathryn Gettles-Atwa at (212) 403-1142 or Donald P. Casey at (212) 403-1398 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Noranda Aluminum Holding Corporation
By:	/S/ GAIL E. LEHMAN
Name:	Gail E. Lehman
Title:	Chief Administrative Officer, General Counsel and Corporate Secretary

cc:
Kathryn Gettles-Atwa
Donald P. Casey